82-3507

SUMITOMO METAL INDUSTRIES, LTD.
PUBLIC RELATIONS & INVESTOR RELATIONS DEPARTMENT
8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan
Phone: (03) 4416-6115 Fax: (03) 4416-6798

PRESS RELEASE

SUMITOMO METALS

May 10, 2004
For immediate release

Sumitomo Metals Announces Fiscal Year 2004 Results

Sumitomo Metal Industries, Ltd. announced today its financial results for the FY2004 (ending March 31, 2004).

<Consolidated Results for FY2004>

(Unit: Million yen)

	FY2004	FY2003	Change
Sales	1,120,855	1,224,633	- 8.5%
Operating profit	93,041	69,828	33.2%
Recurring profit	68,715	41,309	66.3%
Net Income	30,792	17,076	80.3%

<Non-Consolidated Results for FY2004>

(Unit: Million yen)

	FY2004	FY2003	Change
Sales	711,744	727,706	- 2.2%
Operating profit	73,649	48,675	51.3%
Recurring profit	57,772	29.263	97.4%
Net Income	23,724	11,934	98.8%

5/21

1. Management policy, business performance and financial situation

(1) Management policy

a. Operational targets and basic policy for corporate management

As set forth in the Medium-Term Business Plan (FY2003 to FY2006), SMI is striving to "Restructure the steel business and enhance its competitiveness" and "Strengthen its financial position," and is continuing to promote measures to achieve these goals.

Efforts are being made, in all Group companies, to build a corporate structure capable of both properly responding to the rapidly changing business environment and maintaining steady, high level of profitability, so that we can become an organization that satisfies the requirements of our shareholders, customers, suppliers, local communities, employees and other stakeholders.

(Operational goals- financial targets of the Medium-Term Business Plan)(units: bil. Yen)

	(Consolidated) FY2006	(Non-consolidated) FY2006
Sales	1,000	620
Operating profit	94	70
Return on assets (ROA)	5%	5.1%
Recurring profit	70	50
Total assets	1,850	1,350
Outstanding debt	990	690
Shareholders' capital	415	432
Shareholders' capital ratio	22%	32%
Debt/Equity ratio	2.4/1	1.6/1

(National Crude Steel Production: 95 million tons; one dollar = 115 yen)

b. SMI's basic policy regarding dividends

The Board of Directors submitted a proposal that a year-end dividend of 1.5 yen per share be paid.

The Company has a policy of strengthening our management base in order to be able to continue regular dividend payments.

c. Basic approach to corporate governance, and policies in action

(Basic approach)

The Company is aware that establishing effective corporate governance is of critical importance in order to successfully implement these policies and achieve these management goals. The Company is making efforts to raise the precision, efficiency and transparency of its management through the establishment of an administrative system in which decision-making and the management of operations, as well as the supervision of these processes, are correctly and efficiently carried out.

(Corporate governance policies in action)

Management decision-making, execution of decisions and supervision

① Important matters concerning the operations of SMI and the SMI Group are carefully discussed in "management meetings" (in principle, held twice a month). Decisions concerning these matters are made at meetings of the Board of Directors (in principle, held once a month). The Board's decisions are put into practice by the executive officers in each of their respective departments. The Company introduced an executive officer system in June 1999 to accelerate the decision-making process and increase administrative efficiency by separating the decision-making/supervisory functions from the executive functions. At present there are 10 Directors and 24 Executive Officers (including Executive Officers who are also Directors).

② The Corporate Auditors, their staff and the Internal Auditing Department monitor and audit the compliance with law and effectiveness of the decisions of Directors and the execution of duties by the executive officers. At present there are four (4) Corporate Auditors, including one(1) external Corporate Auditors, neither of whom has any financial relationship with the Company. At the meetings of the Board of Corporate Auditors (in principle, held once a month) the Corporate Auditors decide matters relating to the execution of their duties, and each auditor carries out his or her duties accordingly. Tohmatsu & Co. the auditor of the Company's accounts.

③ In April 2002 SMI introduced an internal company system and reorganized its businesses into four companies (Steel Sheet,, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) plus the Head Office/Corporate Research & Development Laboratory. Under this internal company system, each business unit has an administrative and operational structure that covers each step from manufacturing through to sales. Each company president is responsible for the consolidated business performance of the business unit, including affiliated Group companies. Each internal company endeavors to strengthen its ability to respond to customer needs in ways that are suitable for the characteristics of each business, and to establish a more flexible management style.

Nomination of Director and Executive Officer candidates by committees

① The Personnel Committee (chaired by the President) nominates candidates for the positions of Director and/or Executive Officer, reports to the Board of Directors and also deliberates and decides other matters concerning personnel.

② The Board of Corporate Auditors considers the candidates for the position of Corporate Auditor who have been put forward by the Board of Directors and reaches agreement. The Board of Corporate Auditors discusses and decides the remuneration to be paid to each Corporate Auditor.

③ The Affiliated Company Management Council (chaired by the President) evaluates the business performance of the major Group companies and considers remuneration and other matters concerning the presidents of each company.

Compliance and risk management

① SMI recognizes that compliance is a fundamental component of corporate management. In January 1997, the Company enacted its Sumitomo Metals' Corporate

The following operations have already begun in China.

④ Baoji-SMI Petroleum Steel Pipe Corporation
The Baoji-SMI Petroleum Steel Pipe Corporation was established in 2000 between SMI, Sumitomo Corporation and Baoji Petroleum Steel Pipe & Tube Works under the auspices of the China National Petroleum Corporation (CNPC), to manufacture and sell electric-resistance-welded steel pipes, manufacture and sell pipe couplings, and cut screw threads.

Baoji-SMI Petroleum Steel Pipe Corporation's steel pipes are used in various applications, including branch lines of the West-East Gas Pipeline Project to link the gas fields of the Tarim Basin in Western China with Shanghai, and an oil well pipes for oil fields throughout China.

- Summary

Business location	Baoji City, Shaanxi Province
Capitalization	334 million yuan
Shareholding ratio	SMI 25%

⑤ Shanghai Da Tong Steel Structures Co., Ltd.
In 1995 SMI established Shanghai Da Tong Steel Structures Co., Ltd. to manufacture and sell lightweight welded beams in China. A considerable expansion in demand in China for steel beams for construction is expected. The Company, in cooperation with Tongji University (Shanghai), is formulating China's first design guide for steel-framed houses that will use lightweight welded beams.

- Summary

Business location	Shanghai City
Capitalization	US$ 7 million
Shareholding ratio	SMI 16%

2. Results of SMI's efforts to achieve the highest levels of customer satisfaction
① Three awards and one commendation from Toyota Motor Corporation
Toyota Motor Corporation awarded SMI three prestigious awards: the Award for Quality Performance "Superior," the Award for Technology & Development, and the Award for Mass Engineering.

SMI won the Award for Quality Performance "Excellence" two years in a row in 2001 and 2002, and as a result of becoming the first steel maker to have a flawless record for steel deliveries for three consecutive years, the Company was awarded the Award for Quality Performance "Superior." This result for automotive steel sheet, where the highest quality is demanded, is due to the Company's efforts to unify the treatment of quality data from sources including customers, steel works, sales and research laboratories, centering on the activities of the Company's quality patrol group.

SMI, together with Toyoda Iron Works Co., Ltd., developed a new kind of center pillar with outstanding side-impact resistance for use the new Toyota Prius hybrid model. This new part, made from a combination of quench-hardenable steel sheet for hot stamping (150 kg class) and super high-tension sheet (100 kg class), both developed independently

by the Company, enabled a weight saving of about 6 kg per vehicle. For this achievement, Toyota presented the Company with the Award for Technology & Development and the Award for Mass Engineering.

SMI also received a commendation for its contribution in the area of die forged products including crankshafts which is SMI's principal line of business in this area. SMI contributed to developing a V6 engine for the newest model of the Crown passenger car by dispatching engineers and providing technical cooperation.

② Commendation for the year 2003 from Suzuki Motor Corporation
Suzuki Motor Corporation awarded SMI a Commendation for the year of 2003, its highest award, for the quality of the automotive steel sheet the Company delivered to Suzuki in 2003, as well as its VE/VA (value analysis/value engineering) suggestions. SMI was awarded The Gold Prize of the Year in 2001 and in 2002. This is the first time for a steel manufacturer to win awards from Suzuki for three years running.

SMI's winning of the award for a record third year in a row is attributable to the Company's detailed efforts in quality control, including the sending of quality patrol group to Suzuki Motor Corporation and dispatching guest engineers to Suzuki's factories, as well as suggestions for cost reductions.

③ Commendation for the year 2003 from Yamaha Motor Co., Ltd.
SMI has become the first steel maker to receive a Commendation for the year of 2003 from Yamaha Motor Co., Ltd., a manufacturer and seller of motorcycles in the ASEAN region (including Thailand, Indonesia, Taiwan and Vietnam), as a result of the Company's VE/VA suggestions and efforts to help Yamaha procure a steady supply of raw materials (steel sheet).

④ The "Best Quality" Award from Fuji Heavy Industries Ltd.
Fuji Heavy Industries Ltd. awarded SMI with The "Best Quality" Award, Fuji's highest prize, for the quality of the automotive steel sheet the Company delivered to Fuji in FY2003. Fuji Heavy Industries Ltd. confers this award to suppliers who have perfect delivery records. SMI is the first steel manufacturer to have won this award for two years in a row.

3. Reputation of SMI's production technology — Receiving the 2003 Okochi Memorial Production Prize
SMI received the 2003 Okochi Memorial Production Prize for its "development of new-generation technologies for the production of medium-sized seamless pipes and tubes." These technological innovations have been implemented at the medium-sized seamless mill of Wakayama Steel Works.

The Okochi Memorial Prize is given to original research and outstanding achievements in the production technology field. It is one of the most prestigious industry awards.

As more oil well development is taking place in increasingly critical environments, including high-temperature and high-pressure corrosive gases, there is a corresponding and increasing need for premium seamless pipes.

In order to meet the demand for premium seamless pipes worldwide, SMI developed the world's first medium size pipe production and processing technology that produces premium products and shortens their lead-time. As a global supply base for premium seamless pipes, SMI, with this new technology, helped prevent Japan's deindustrialization and contributed to the world's energy industry. The Okochi Memorial Production Prize was awarded to SMI for its outstanding and highly praised contributions in these areas.

(FY 2004 business results)
Despite several negative factors, including the rise in raw material costs, yen appreciation, and wind gust damage at Kashima Steel Works, the Company achieved a considerable improvement in profitability as a result of buoyant sales and strenuous efforts to reduce costs and achieve higher steel prices.

On a consolidated basis, due to the drive to select and focus on certain businesses, sales declined by 103.7 billion yen over the previous period to reach 1,120.8 billion yen. On the other hand, operating profit was 93.0 billion yen, recurring profit 68.7 billion yen, and net income 30.7 billion yen.

On a non-consolidated basis, sales were 711.7 billion yen, operating profit was 73.6 billion yen, recurring profit 57.7 billion yen, and net income 23.7 billion yen.

(Performance in each segment)
<u>Steel Sheet,, Plate, Titanium & Structural Steel Company</u>
The company worked to improve the price of steel, and carried out measures to enable the structural reform of steel sheet.

The construction of the new No. 1 blast furnace at Kashima Steel Works is progressing. The new furnace is expected to come online in September this year, and will achieve a continuous full operating system, from upstream to downstream processes.

A joint venture company related to the upstream process of Wakayama Steel Works formed between SMI, Sumitomo Corporation and the China Steel Corporation (CSC) of Taiwan was established in November 2003. This new venture is intended to stabilize further the full-scale operation of the upstream facilities of Wakayama Steel Works.

In October 2003, the Company and Nippon Steel Corporation combined their stainless steel businesses and established a new company, Nippon Steel & Sumikin Stainless Steel Corporation, to raise the efficiency of operations.

Steel Sheet,, Plate, Titanium & Structural Steel Company has received several awards as a result of its efforts to be the company most highly regarded by its customers, including: three awards from Toyota Motor Corporation (the Award for Quality Performance "Superior," the Award for Technology & Development, and the Award for Mass Engineering); "Commendation for the year 2003" from both Suzuki Motor Corporation and Yamaha Motor Co., Ltd.; and "The "Best Quality" Award from Fuji Heavy Industries Ltd.

Consolidated total sales for the Steel Sheet,, Plate, Titanium & Structural Steel Company were 552.6 billion yen.

Pipe & Tube Company

Sales volume of seamless pipe recovered in the second half of the period, following the end of inventory adjustment in the oil well pipe market that had continued until the first half of the fiscal year.

Sales of large-diameter welded pipe have improved in the wake of rising global demand for natural gas, with orders for several projects, including one to export natural gas by pipeline from Azerbaidjan, through Georgia to Turkey; a gas pipeline linking Norway and Britain.

Consolidated total sales for the Pipe & Tube Company were 229.5 billion yen.

Railway, Automotive & Machinery Parts Company

In China, where the automobile industry is rapidly growing, the Railway, Automotive & Machinery Parts Company, together with Sumitomo Corporation, established the Huizhou Sumikin Forging Co., Ltd. to manufacture and sell forged crankshafts. Factory construction has commenced, and the new company will begin operations in autumn 2004. Together with International Crankshaft Inc. of the U.S., in response to automobile makers' global strategies, the Railway, Automotive & Machinery Parts Company will now have production bases in three key regions: Japan, the United States, and China.

In the railway products sector, the Railway, Automotive & Machinery Parts Company has received orders for some of the bogies and all of the wheels, wheel axles, disc brakes, gears and couplings for the Taiwan High Speed Rail system that is slated to begin operations in October 2005.

Consolidated total sales for the Railway, Automotive & Machinery Parts Company were 67.4 billion yen.

Including figures from affiliated companies such as Sumitomo Metals (Kokura), Ltd. and Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for the SMI's steel business were 962.0 billion yen, and consolidated operating profit was 93.4 billion yen

<Engineering>

Engineering Company

Amid on-going declines in public sector investment in the domestic market, the Engineering Company is continuing to independently develop products and technologies in the construction engineering, thermal plant & pipeline engineering and environment engineering.

In FY 2004, in the environmental sector, the Company supplied a SMI's shaft furnace-type direct gasification and smelting furnace to the Tosu and West-Miyaki Environmental Facility Association. This furnace will greatly reduce the generation of dioxins. The Company will deliver more of these furnaces, for industrial waste treatment, to the Yamaguchi Division of Kyoei Steel, Ltd. and Kashima Steel Works

Consolidated total sales for the Engineering Company were 68.8 billion yen, and consolidated operating losses was 3.7 billion yen.

Outlook for FY 2005

<Consolidated Targets for FY2005>

(Unit: Million yen)

	FY2005
Sales	1,130,000
Recurring profit	70,000
Net Income	35,000

<Non-Consolidated Targets for FY2004>

(Unit: Million yen)

	FY2005
Sales	690,000
Recurring profit	45,000
Net Income	25,000

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

9.Segment Information

(100 million yen)

	Targets for the first half of FY2005		Targets for the FY2005	
	Sales	Operating Profits and losses	Sales	Operating Profits and losses
Steel	4,650 (approx.)	350 (approx.)	9,750 (approx.)	930 (approx.)
Engineering	200 (approx.)	△20 (approx.)	600 (approx.)	△10 (approx.)
Electronics	250 (approx.)	10 (approx.)	550 (approx.)	20 (approx.)
Other	200 (approx.)	10 (approx.)	400 (approx.)	10 (approx.)

10.Outatnading borrowings

(100 million yen)

	Results for the end of September 2003	Results for the end of March 2004	Targets for the end of September 2004	Targets for the end of March 2005
Consolidated	13,426	11,712	10,850 (approx.)	9,900 (approx.)
Non-Consolidated	9,269	8,068	7,400 (approx.)	6,800 (approx.)

11.Capital investment and depreciation cost (property, plant and equipment)

(100 million yen)

	Results for the FY2004		Targets for the FY 2005	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated
Capital Investment	671	488	650 (approx.)	360 (approx.)
Depreciation cost	783	487	780 (approx.)	450 (approx.)

12.Number of employees

(person)

	Results for the end of September 2003	Results for the end of March 2004	Targets for the end of September 2004	Targets for the end of March 2005
Consolidated	25,454	24,744	24,600 (approx.)	24,600 (approx.)
Non-Consolidated	8,070	6,669	6,700 (approx.)	6,650 (approx.)

(Include employees loaned to other companies)

(person)

	Result for the end of September 2003	Result for the end of March 2004	Target for the end of September 2004	Target for the end of March 2005
Non-Consolidated	8,239	6,843	6,870 (approx.)	6,815 (approx.)

13.Analysis of factors affecting profits and losses (Consolidated)
Exchange rate (TTM)
FY2003: result 122 yen/$ → FY2004 forecast: 113 yen/$

FY2003 results → FY2004 targets

Reasons for improvement of profits sand losses		Reasons for deterioration of profits and losses	
	(100 million yen)		(100 million yen)
Cost improvement	150	Exchange rate fluctuation	△100
Change in sales environment and others	459	Raw material price (Alloy, Nonferrous metal, freight)	△170
Total	609	Loss from disaster in Kashima Steel Works	△ 50
		Equity in earnings and losses of unconsolidated subsidiaries and associated companies	△ 15
		Total	△335

Recurring profits
FY2003: result: 41.3 billion yen → FY2004 target: 68.7 billion yen
27.4 billion yen improvement